UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For November 2018

Commission File Number: 001-35942

LightInTheBox Holding Co., Ltd.

Tower 2, Area D, Diantong Square

No. 7 Jiuxianqiao North Road

Chaoyang District, Beijing 100015

People’s Republic of China

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-212007) OF LIGHTINTHEBOX HOLDING CO., LTD. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

On November 8, 2018, LightInTheBox Holding Co., Ltd. (the “Company”) issued a press release announcing that it has executed a Share Purchase Agreement with the shareholders (the “Sellers”) and founding parties (the “Founder Parties”) of Ezbuy Holding Co., Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Ezbuy”), to purchase (i) 100% of the total issued share capital of EzBuy, and (ii) shares of Ezbuy issuable under convertible promissory notes held by certain of the Sellers that will be converted effective as of the closing of the transaction (collectively, the “Sale Shares”).

The purchase price for the Sale Shares is $85,550,000 which shall be paid in the form of a convertible promissory note (the “Note”). The Note does not bear interest. The Note will be issued at the closing of the transaction and matures 365 days after the Closing Date (the “Conversion Period”). Payment of the Purchase Price shall be as follows:

(i) If prior to the end of the Conversion Period the trading average price per Company ADS has been at or above US$3.85 during three (3) consecutive days of trading (the “Calculation Date”) the Note shall be automatically converted into an aggregate of 22,220,779 ADSs (“Issuable ADSs”) to be allocated among the Sellers as set forth in the Agreement (the “Automatic Issuance”); or

(ii) If the Automatic Issuance has not occurred prior to the end of the Conversion Period, the Purchase Price shall payable in the amount equal to: (i) all Issuable ADSs, PLUS (ii) the difference between (x) US$85,550,000 and (y) the product of 22,220,779 and the average of the ten (10) highest closing prices during the Conversion Period (the “Average High Closing Price”) provided, however, the Average High Closing Price shall not be higher than US$3.85 (the “Additional Purchase Price”).  The Additional Purchase Price may be payable in cash or new ADSs, or a combination, as determined by the Board of the Company (if by way of new ADSs, calculated on the basis of the Average High Closing Price). The number of ADSs issuable as the Additional Purchase Price shall not exceed 22,220,779.

As a result of the foregoing, the ADSs that may be issuable for the Sale Shares is no less than 22,220,779 ADSs and up to 44,441,558 ADSs.

The closing of the transactions are subject to several closing conditions, including without limitation (i) the accuracy of the representations and warranties of each of the parties, (ii) consents of all governmental and regulatory authorities, if applicable, including the approval by the NYSE of the Supplemental Listing Application for the ADSs issuable in the transaction, (iii) the appointment of two new directors to the Board of the Company, and (iv) the hiring of a new Chief Executive Officer to be appointed by the Board of Directors of the Company.

The Company has also granted demand and piggyback registration rights to the holders of the ADSs, which rights are effective immediately after conversion of the Note.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference. In addition, (i) a copy of the form of the Note is attached hereto as Exhibit 2.1 and is incorporated herein by reference, and (ii) a copy of the Agreement is attached hereto as Exhibit 4.1 and is incorporated herein by reference.

Exhibits

Exhibit 2.1                           Form of Convertible Promissory Note

Exhibit 4.1                           Share Purchase Agreement, dated as of November 7, 2018, by and among the Company and the parties set forth therein

Exhibit 99.1 — LightInTheBox Signs Definitive Agreement to Acquire Leading Southeast Asian Cross-Border E-commerce Platform Ezbuy

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LightInTheBox Holding Co., Ltd.

By:	/s/ Zhiping Qi
Name: Zhiping Qi
Title: Chief Executive Officer

Dated: November 8, 2018